# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JBDI Holdings Ltd, CIK 0001964314
CUSIP: G50883209
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: 34 Gul Crescent, Singapore, Singapore (U0), 629538
Date of event which requires filing of this statement: 09/07/2026
Amends the filing with accession number 0001493152-26-035149
Filed by CIK 0002141431
Persons authorized to receive notices and communications: Siow Kim Lian, 34 Gul Crescent, Singapore, Singapore (U0), 629538, 65 6861 4150

## Reporting persons
- Siow Kim Lian (CIK 0002141431): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001
Name of issuer: JBDI Holdings Ltd
Address of issuer's principal executive offices: 34 Gul Crescent, Singapore, Singapore (U0), 629538

## Item 2. Identity and Background
Name of person filing: JBDI Holdings Limited
Residence or business address: 34 Gul Crescent, Singapore, Singapore, 629538
Present principal occupation or employment: 34 Gul Crescent, Singapore, Singapore, 629538
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 and Item 5 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 7, 2026, Ms. Siow entered into a share purchase agreement (the "SPA") with Ms. Marcia Pong Yoke Seen (the "Purchaser"), a copy of which is incorporated by reference into this Amendment No. 1 as Exhibit A. Pursuant to the SPA, Ms. Siow sold 1,248,574 Ordinary Shares to the Purchaser for an aggregate consideration of US$1,370,000.00, representing 13.12% of the total issued and outstanding share capital of the Issuer immediately prior to the transactions contemplated under the Agreement (the "Transaction"). The Transaction was closed on September 10, 2026. Upon the completion of the Transaction, Ms. Siow does not hold any Ordinary Share or other equity interests in the Issuer.

The Reporting Person disposed beneficial ownership of the Ordinary Shares for personal financial planning purposes. Other than the foregoing, the Reporting Persons has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0.00 Ordinary Shares, representing 0.00% of the total issued and outstanding share capital of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person does not have any Ordinary Share or other equity interests in the Issuer.
Transactions in the class effected during the past sixty days: There were no transactions in the class of securities reported that were effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 10, 2026, the Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the Ordinary Shares outstanding. The filing of this Amendment constitutes an exit filing for the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 and Item 5 is hereby incorporated by reference into this Item 6.

Except as described above or elsewhere provided in this Amendment or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Share Purchase Agreement, dated as of September 7, 2026, by and between Ms. Siow and the Purchaser

## Signatures
- Siow Kim Lian: /s/ Siow Kim Lian, Siow Kim Lian (09/14/2026)